

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 11, 2017

<u>Via E-mail</u>
Hatadi Shapiro Supaat, President
Acasys Capital, Inc.
Units 402 & 403 Galleria Corporate Center,
EDSA Cor. Ortigas Avenue,
Quezon City 1110 Philippines

> **Re: Acasys Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2017**
> **File No. 333-220027**

Dear Mr. Supaat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. It appears that you may be a blank check company as defined in Rule 419 under the Securities Act of 1933. In this regard, we note the following:

    - You disclose that you will focus on making acquisitions of unidentified entities;

    - You are issuing penny stock;

    - You have generated no revenues to-date;

    - Your activities have been limited to securing contracts for your consulting services but have yet to result in any contractual agreements;

    - Your operations are speculative in nature;

- You have no developed marketing plan, which you state is the primary purpose of the use of proceeds from this offering; and,

- Your auditors have issued a going concern opinion.

The Commission has stated that it will "scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 6932 (April 13, 1992). Accordingly, please prominently disclose that you are a blank check company and revise the registration statement to comply with Rule 419. Alternatively, please provide a legal and factual analysis of the reasons you believe that you are not a blank check company and prominently state on your prospectus cover page that you are not a blank check company and do not intend to engage in a future merger, acquisition or other business combination.

2. You disclose throughout your registration statement that you intend for investment activities to constitute a substantial portion of your operations. Please provide us a detailed legal and factual analysis of whether you are required to register as an investment company under the Investment Company Act of 1940.

3. The information on your primary website, acasyscapital.com, deviates substantially from the disclosure contained in your prospectus. The content on your website suggests that you have sophisticated operations with an consulting/investment portfolio of 6 companies with sales and asset value of above US$1 Billion, that you have developed commercial and residential properties for over a decade and that you maintain existing development projects in Baguio, Cainta, Calamba, Caloocan, Cebu and Parañaque. Your prospectus disclosure, on the other hand, indicates that you were incorporated in May 2017, you have no assets, and your business plan is purely aspirational. In addition, your website discloses the existence of several companies, Acasys Development, Inc. and Servebank Financial, Inc., that you maintain business relationships with yet your prospectus does not contain any disclosure about the nature of your relationship with the companies except they own shares of your company and are named as selling shareholders. We expect substantial revisions in order to verify whether the prospectus contains bona fide disclosure about your company.

4. We note advertisement on one of your related websites, http://www.acasysproperties.com/index.html, that purchasers of your properties will also receive shares in your company. Please tell us whether you have issued any shares of your company pursuant to the arrangement advertised on your website and provide us with a legal and factual analysis indicating whether that arrangement constitutes an offer of your securities and whether you are in compliance with Section 5 of the Securities Act of 1933.

5. Given the similarities between your proposed business and operations and that of your existing shareholder British Cambridge, Inc. and the timing of your incorporation relative to British Cambridge, Inc.'s termination of registration under the Securities and

Exchange Act of 1934, it appears that you may be assuming British Cambridge, Inc.'s business and operations. To the extent that you are assuming British Cambridge, Inc.'s business and operations, please update your registration statement accordingly and explain to us the reasoning behind the transfer of operations and re-registration under the Securities Act of 1933.

6. We note references, particularly in the Industry Overview section of your prospectus, to reports prepared by Plunkett Research, Ltd. as your source for statistical, qualitative and comparative statements of market size, market growth and other industry data contained in your prospectus. For each reference, please provide us with copies of these reports, appropriately marked to highlight the sections you rely upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. See Rule 436 of Regulation C of the Securities Act of 1933.

7. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Preliminary Prospectus, page 1

8. Please disclose here the amount of proceeds from this offering you require in order to implement your business plan.

9. Please disclose here that your auditors have issued a going concern opinion regarding your operations.

10. You provide in the offering table on page 4 that you intend to use the majority of the proceeds from this offering to market your consulting services. You disclose further in Risk Factors on page 5 that you do not have a fully-developed marketing plan. Please include prominent disclosure here of your intended use of the majority of the offering proceeds and your lack of a developed marketing plan.

11. To the extent applicable, please disclose here and in Risk Factors that your officers and directors have no experience in the consulting and investment industries. Alternately, please enhance your disclosure in the Directors and Executive Officers and Corporate Governance section beginning on page 23 to provide greater disclosure of their experience.

Our Offering, page 3

Use of Proceeds, page 4

12. We note disclosure in Use of Proceeds on page 17 that you intend to apply approximately 33% of the offering proceeds to marketing-related activities and approximately 38% of

the offering proceeds to the acquisition of unidentified companies. Please update disclosure here accordingly.

Risk Factors, page 5

13. We note your disclosure that each of your employees only devotes 25 – 30 hours per week to your business and your president and chief executive officer are presently involved with other business entities. Please include an appropriate risk factor related to your executive officers' limited time commitment to your business.

Management's Discussion and Analysis, page 13

14. Please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. For instance, you should describe in greater detail your specific plan of operation for the next twelve months and the steps or milestones involved in each stage of development. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

Description of Business, page 15

15. Please provide a discussion of the competitive business conditions and your position in the industries in which you are engaged and your methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Consulting Services, page 15

16. You disclose that you will "assist companies to become SEC Reporting via consulting services" and that your "primary focus is on connecting your clients to reputable service providers in the United States." The services you will provide, however, remain unclear. Please enhance your discussion of the services you will provide or activities you will undertake for your prospective clients. For instance, please further discuss whether and to the extent you will be drafting registration statements, providing or connecting clients with professional services and whether you currently have or will develop connections with U.S. service providers, and your history with any such activities.

Investment Strategy, page 16

17. You disclose that you plan "to invest in companies with strong management, strong growth, and public listing potential" and that you will focus on companies that advance social good at the pace and scale you believe the world needs today. Please disclose how

you intend to identify potential companies for investment and the specific criteria by which you will evaluate companies as part of your investment strategy.

Future Plans, page 16

18. You discuss in this section that you intend to allocate $15,000,000 of the proceeds of this offering to acquiring yet-to-be identified entities. Please explain the criteria by which you will determine to acquire entities and the meaning of "acquire." For instance, please disclose the degree of control and level of ownership you will acquire, whether you will seek to acquire greater or less than 50% interest in a potential target and the types of business entities that you seek to acquire.

Use of Proceeds, page 17

19. We note that you have loans due on demand. Please indicate whether proceeds from this offering will be used to repay any loans. If any offering proceeds will be used to repay debt, please update the use of proceeds tables accordingly. See Item 504 of Regulation S-K.

20. Please reconcile disclosure here that the company is paying for the expenses of this offering with disclosure elsewhere throughout your registration statement that your officers and directors will pay all expenses associated with this registration.

Reports to Securities Holders, page 22

21. Please disclose whether you will voluntarily send to securities holders an annual report and whether the report will include audited financial statements. See Item 101(h)(5)(i) of Regulation S-K.

22. Please provide your website address. See Item 101(h)(5)(iii) of Regulation S-K.

Executive Compensation, page 24

Summary Compensation Table, page 24

23. You disclose on page 26 and elsewhere that shares you have issued to your directors and officers to-date have been founders' shares. Accordingly, the issuance of such shares does not appear to qualify as compensation, as that term is defined in Item 402 of Regulation S-K. Please revise to remove reference to issuances of founders' shares from your Summary Compensation Table and narrative disclosure thereto, or advise.

Recent Sales of Unregistered Securities, page 28

24. Please provide the exemption from registration under the Securities Act of 1933 relied upon for each sale of unregistered securities. See Item 701(d) of Regulation S-K.

Undertakings, page 29

25. Please provide the undertaking required by Item 512(a)(6)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne Baker, Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Jeffrey DeNunzio